[MACY’S LETTERHEAD]
September 14, 2012
Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Macy’s, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended January 28, 2012 Filed March 28, 2012 File Number 1-13536
Dear Mr. Mew:
In reference to the conversation on September 14, 2012 between the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) and myself relating to the above-referenced filing in which the Staff requested that the Company provide further clarification with respect to the Company’s merchandise inventory accounting practices.
In lieu of the enhanced disclosures previously proposed, the Company now proposes to enhance further in future filings the disclosure that appears in the notes to its audited financial statements included in the above-referenced Form 10-K in a manner similar to the following (with the proposed additional disclosure being underscored in this letter for the Staff’s convenience):
Merchandise inventories are valued at lower of cost or market using the last-in, first-out (LIFO) retail inventory method. Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on

Mr. Andrew Mew
Securities and Exchange Commission
September 14, 2012

beginning inventory and the fiscal year purchase activity. At January 28, 2012 and January 29, 2011, merchandise inventories valued at LIFO, including adjustments as necessary to record inventory at the lower of cost or market, approximated the cost of such inventories using the first-in, first-out (FIFO) retail inventory method. The application of the LIFO retail inventory method did not result in the recognition of any LIFO charges or credits affecting cost of sales for 2011, 2010 or 2009. The retail inventory method inherently requires management judgments and estimates, such as the amount and timing of permanent markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation as well as gross margins.

* * * * * * *
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter has responded fully to the Staff’s remaining comments in relation to the Company’s inventory accounting practices and disclosures.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (513) 579‑7740. Thank you for your consideration.
Very truly yours,

/s/ Joel A. Belsky

Joel A. Belsky

cc:    James Allegretto, United States Securities and Exchange Commission
Scott Stringer, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
Scott Flynn, KPMG LLP
Mark E. Betzen, Jones Day